Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

AUGUST 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc.
Condensed Consolidated Interim Statements of Financial Position
As at August 31, 2024 and November 30, 2023
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at August 31,	As at November 30,
		2024	2023
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents	3	11,105	21,589
Restricted cash	3	119	118
Other receivables		427	594
Prepaid expenses and deposits	4	2,319	1,379
Other assets		121	47
		14,091	23,727
Non-current assets
Reclamation deposits		494	494
Exploration and evaluation assets	5	55,418	56,815
Land, property and equipment	6	3,278	3,233
Investment in associate	7	8,987	6,297
Investment in joint venture		1,194	1,232
Long-term investments	8	38,059	45,080
		121,521	136,878
Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,172	1,757
Due to joint venture		26	30
Due to related parties	12	25	239
Lease liabilities		86	66
Income taxes payable	5	1,810	7
Withholding taxes payable		244	245
		3,363	2,344
Non-current liabilities
Lease liabilities		322	329
Rehabilitation provisions		922	888
Deferred tax liability		261	904
		4,868	4,465
Equity
Issued capital	9	185,909	176,584
Reserves	9	14,322	13,493
Retained earnings		3,735	20,176
Accumulated other comprehensive loss		(89,203)	(81,010)
Total equity attributable to shareholders of the Company		114,763	129,243
Non-controlling interests	10	1,890	3,170
		116,653	132,413
		121,521	136,878

Commitments (Note 14)

Approved and authorized for issue by the Board of Directors on October 11, 2024.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and nine months ended August 31, 2024 and 2023
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months		For the nine months
		ended August 31,		ended August 31,
		2024	2023	2024	2023
	Notes	($)	($)	($)	($)
Expenses
Consulting fees		49	87	326	217
Depreciation	6	84	51	246	134
Directors' fees, salaries and benefits	12	538	475	1,591	1,421
Exploration expenses	5	5,146	2,629	7,078	3,928
General and administrative		1,416	2,204	6,020	5,940
Professional fees		507	277	1,473	3,033
Share-based compensation	9,10	289	498	2,233	2,402
Share of loss in associate	7	95	66	498	66
Share of loss on investment in joint venture		1	20	69	33
Recovery on the receipt of mineral property option payments	5	-	(1,562)	(3,200)	(2,696)
		8,125	4,745	16,334	14,478
Operating loss		(8,125)	(4,745)	(16,334)	(14,478)

Other items
Dividend income		-	282	-	856
Loss on recognition of investment in associate		-	(892)	-	(892)
Loss on modification of margin loan		-	(163)	-	(422)
Interest income		158	288	596	477
Other loss		(61)	(78)	(30)	(165)
Financing costs		(9)	(306)	(27)	(1,264)
Impairment of exploration and evaluation assets	5	-	(1,809)	-	(1,809)
Net foreign exchange gain (loss)		(46)	77	(35)	83
Net loss for the period before taxes		(8,083)	(7,346)	(15,830)	(17,614)
Current income tax expense	5	(48)	-	(1,829)	(15)
Deferred income tax expense		(1,349)	(2,278)	(292)	(5,181)
Net loss for the period		(9,480)	(9,624)	(17,951)	(22,810)

Attributable to:
Shareholders of the Company		(8,580)	(9,064)	(16,636)	(22,100)
Non-controlling interests		(900)	(560)	(1,315)	(710)
Net loss for the period		(9,480)	(9,624)	(17,951)	(22,810)

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized income (loss) on short-term investments		(5)	(9)	9	(11)
Unrealized loss on long-term investments	8	(9,774)	(13,532)	(7,183)	(33,624)
Deferred tax recovery on long-term investments		1,324	1,861	971	4,573
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(1,469)	723	(1,997)	1,810
Total comprehensive loss for the period		(19,404)	(20,581)	(26,151)	(50,062)

Attributable to:
Shareholders of the Company		(18,484)	(19,980)	(24,829)	(49,311)
Non-controlling interests	10	(920)	(601)	(1,322)	(751)
Total comprehensive loss for the period		(19,404)	(20,581)	(26,151)	(50,062)

Net loss per share, basic and diluted		(0.05)	(0.05)	(0.09)	(0.13)

Weighted average number of shares outstanding, basic and diluted		188,992,160	173,490,578	186,229,857	169,720,079

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended August 31, 2024 and 2023
(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

						Accumulated	Attributable
						Other	to Shareholders	Non-
			Issued		Retained	Comprehensive	of the	Controlling
		Number of	Capital	Reserves	Earnings	Loss	Company	Interests	Total
	Notes	Shares	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2022		163,669,818	150,879	11,930	27,984	(55,702)	135,091	-	135,091
Options exercised	9	651,493	1,092	(274)	-	-	818	-	818
Restricted share rights vested	9	185,676	300	(300)	-	-	-	-	-
US GoldMining
Net proceeds from Initial Public Offering		-	-	-	20,707	-	20,707	3,402	24,109
Restricted shares vested, warrants exercised, and open market shares purchases by GoldMining		-	-	-	44	-	44	1,163	1,207
At-the-Market offering:
Common shares issued for cash		12,268,936	17,674	-	-	-	17,674	-	17,674
Agents' fees and issuance costs		-	(442)	-	-	-	(442)	-	(442)
Share-based compensation	9	-	-	1,995	336	-	2,331	71	2,402
Deferred tax benefits of share issuance costs		-	39	-	-	-	39	-	39
Other comprehensive loss		-	-	-	-	(27,211)	(27,211)	(41)	(27,252)
Net loss for the period		-	-	-	(22,100)	-	(22,100)	(710)	(22,810)
Balance at August 31, 2023		176,775,923	169,542	13,351	26,971	(82,913)	126,951	3,885	130,836
Options exercised	9	1,720,000	1,901	(531)	-	-	1,370	-	1,370
Restricted share rights vested	9	80,920	116	(116)	-	-	-	-	-
US GoldMining
Net proceeds from Initial Public Offering		-	-	-	(193)	-	(193)	194	1
Restricted shares vested, warrants exercised, and open market shares purchases by GoldMining		-	-	-	(19)	-	(19)	18	(1)
At-the-Market offering:
Common shares issued for cash		4,681,217	5,095	-	-	-	5,095	-	5,095
Agents' fees and issuance costs		-	(127)	-	-	-	(127)	-	(127)
Share-based compensation	9,10	-	-	789	78	-	867	18	885
Deferred tax benefits of share issuance costs		-	57	-	-	-	57	-	57
Other comprehensive income		-	-	-	-	1,903	1,903	33	1,936
Net loss for the period		-	-	-	(6,661)	-	(6,661)	(978)	(7,639)
Balance at November 30, 2023		183,258,060	176,584	13,493	20,176	(81,010)	129,243	3,170	132,413
Options exercised	9	229,588	835	(806)	-	-	29	-	29
Restricted share rights vested	9	293,679	361	(361)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash	9	7,162,918	8,330	-	-	-	8,330	-	8,330
Agents' fees and issuance costs	9	-	(208)	-	-	-	(208)	-	(208)
Share-based compensation	9,10	-	-	1,996	195	-	2,191	42	2,233
Deferred tax benefits of share issuance costs		-	7	-	-	-	7	-	7
Other comprehensive loss		-	-	-	-	(8,193)	(8,193)	(7)	(8,200)
Net loss for the period		-	-	-	(16,636)	-	(16,636)	(1,315)	(17,951)
Balance at August 31, 2024		190,944,245	185,909	14,322	3,735	(89,203)	114,763	1,890	116,653

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended August 31, 2024 and 2023
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the nine months ended
	August 31,
	2024	2023
	($)	($)
Operating activities
Net loss for the period	(17,951)	(22,810)
Adjustments for items not involving cash:
Depreciation	246	134
Accretion	29	25
Financing costs	27	1,264
Share of loss on investment in joint venture	69	33
Share-based compensation	2,233	2,402
Unrealized loss on short-term investments	25	-
Unrealized loss on long-term investments	-	140
Loss on loan modification	-	422
Loss on recognition of investment in associate	-	892
Share of loss in associate	498	66
Deferred income tax expense	292	5,181
Impairment of exploration and evaluation assets	-	1,809
Recovery on the receipt of mineral property option payments	(3,200)	(2,696)
Net foreign exchange loss	-	52
Net changes in non-cash working capital items:
Inventory	(20)	(43)
Other receivables	167	(172)
Prepaid expenses and deposits	(940)	(2,200)
Accounts payable and accrued liabilities	(585)	(823)
Incomes taxes payable	1,803	-
Withholdings taxes payable	-	88
Due to related parties	(214)	(138)
Cash used in operating activities	(17,521)	(16,374)

Investing activities
Investment in exploration and evaluation assets	(306)	(501)
Purchase of securities	(190)	(1,903)
Construction of camp structures	-	(1,272)
Investment in joint venture	(201)	(34)
Purchase of equipment	(243)	(14)
Royalty buy-down	(99)	-
Reclamation deposit	-	30
Cash used in investing activities	(1,039)	(3,694)

Financing activities
Net proceeds from At-the-Market offering	8,122	17,232
Net proceeds from US GoldMining IPO	-	24,256
Proceeds from US GoldMining warrant exercises	-	4,523
Proceeds from common shares issued upon exercise of options	29	818
Open market purchases of US GoldMining shares	-	(3,403)
Payment of lease liabilities	(81)	(79)
Principal payment of margin loan	-	(9,595)
Interest paid on margin loan	-	(884)
Transaction costs on modification of margin loan	-	(73)
Cash generated from financing activities	8,070	32,795

Effect of exchange rate changes on cash	7	(247)

Net increase (decrease) in cash and cash equivalents and restricted cash	(10,483)	12,480
Cash and cash equivalents and restricted cash
Beginning of period	21,707	8,325
End of period	11,224	20,805

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009, and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 10.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "U.S. GoldMining Shares" and "U.S. GoldMining Warrants") are listed on the Nasdaq Capital Market ("Nasdaq") under the symbols "USGO" and "USGOW", respectively.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2023 and 2022. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and nine month periods ended August 31, 2024 were authorised for issue by the Company's Board of Directors on October 11, 2024.

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3.	Cash and Cash Equivalents and Restricted Cash

	August 31,	November 30,
	2024	2023
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	1,348	7,291
Term deposits	9,757	14,298
Total	11,105	21,589

Restricted cash in the amount of $119 (November 30, 2023: $118) relates to term deposits held by the bank as security for corporate financial purposes.

4.	Prepaids

	August 31, 2024	November 30, 2023
	($)	($)
Advances(1)	1,121	-
Prepaid insurance	237	419
Prepaid corporate development expenses	510	700
Other prepaid expenses	451	260
Total	2,319	1,379

(1)	Advances relate to the cash U.S. GoldMining has advanced to a technical consulting company for the management of an exploration program for the Whistler Project.

5.	Exploration and Evaluation Assets

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2024	2023	2024	2023
	($)	($)	($)	($)

Balance at the beginning of period	56,655	58,232	56,815	56,788
Mineral rights and property acquired	-	-	99	-
Mineral property option payment	-	-	306	501
Impairment of exploration and evaluation assets	-	(1,809)	-	(1,809)
	56,655	56,423	57,220	55,480
Change in reclamation estimate	23	(7)	7	(24)
Foreign currency translation adjustments	(1,260)	39	(1,809)	999
Balance at the end of period	55,418	56,455	55,418	56,455

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Exploration and evaluation assets on a project basis are as follows:

	August 31,	November 30,
	2024	2023
	($)	($)
La Mina	15,154	14,926
Titiribi	12,099	12,161
Crucero	7,196	7,135
Yellowknife	7,057	7,061
Cachoeira	5,665	6,489
São Jorge	4,773	5,467
Yarumalito	1,678	1,685
Whistler	1,082	1,076
Surubim	309	354
Batistão	214	246
Montes Áureos and Trinta	163	187
Rea	28	28
Total	55,418	56,815

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold Corp. ("NevGold") and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project (now named Nutmeg Mountain) to a subsidiary of NevGold. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares") with a fair value of $2,489.

●	NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:
○	$500 on completion of a positive Preliminary Economic Assessment
○	$2,500 on completion of a positive Preliminary Feasibility Study
○	$4,500 on completion of a positive Feasibility Study

On January 1, 2023 and July 13, 2023, pursuant to the Option Agreement, the Company received 3,658,536 and 4,109,589, respectively, common shares of NevGold with fair values of $1,134 and $1,562, respectively.

On January 18, 2024, pursuant to the Option Agreement, the Company received 10,000,000 common shares of NevGold with a fair value of $3,200. As the carrying value of the Almaden Project was $nil on the date of the receipt of the option payment, the Company recorded a recovery on receipt of mineral property option payment of $3,200 during the nine months ended August 31, 2024.

As a result, the Company completed the sale of the Almaden Project to a subsidiary of NevGold. The fair value of shares received to date pursuant to the Option Agreement are taxable in fiscal 2024, resulting in a current income tax expense of $1,829 being recognized in the nine months ended August 31, 2024. As at August 31, 2024, current income taxes payable related to the sale of the Almaden Project are $1,810.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Crucero

In April 2024, a subsidiary of the Company paid US$70,000 to Compañía de Minas Buenaventura S.A.A. to reduce an existing third-party net smelter return ("NSR") royalty on its Crucero Project from 5% to 3%. The Company can further reduce the royalty to a 1% NSR by making an additional payment of US$200,000, at any time on or before April 25, 2034. The total amount paid including transaction costs was $99 and was capitalized to exploration and evaluation assets during the nine months ended August 31, 2024.

Surubim

The Company's Surubim Project consists of the Surubim and Rio Novo concessions located in Pará State, Brazil. During the year ended November 30, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under the Jarbas Agreement, however, was unable to come to acceptable terms and provided the property vendor with a notice of termination. As a result, the Company impaired exploration and evaluation assets associated with the Rio Novo concessions in the amount of $1,809 during the year ended November 30, 2023.

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2024	2023	2024	2023
	($)	($)	($)	($)
Whistler	4,273	1,982	5,271	2,433
São Jorge	364	174	832	307
Crucero	278	181	298	182
Titiribi	107	70	272	180
Yarumalito	25	84	180	205
La Mina	50	110	123	476
Rea	27	5	68	65
Yellowknife	19	16	21	34
Cachoeira	3	7	13	44
Other Exploration Expenses	-	-	-	2
Total	5,146	2,629	7,078	3,928

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2022	1,060	1,163	186	516	240	365	3,530
Additions	-	1,174	16	830	72	82	2,174
Disposition	-	-	-	(800)	-	-	(800)
Change in reclamation estimate	-	6	-	-	-	-	6
Impact of foreign currency translation	12	13	10	2	4	5	46
Balance at November 30, 2023	1,072	2,356	212	548	316	452	4,956
Additions	-	-	11	63	75	156	305
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	(5)	(12)	(7)	2	(6)	(7)	(35)
Balance at August 31, 2024	1,067	2,344	216	451	385	601	5,064

Accumulated Depreciation
Balance at November 30, 2022	-	674	170	255	240	365	1,704
Depreciation	-	78	25	94	2	3	202
Disposition	-	-	-	(205)	-	-	(205)
Impact of foreign currency translation	-	8	4	1	4	5	22
Balance at November 30, 2023	-	760	199	145	246	373	1,723
Depreciation	-	119	12	77	14	24	246
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	-	(5)	(8)	1	(5)	(4)	(21)
Balance at August 31, 2024	-	874	203	61	255	393	1,786

Net Book Value
At November 30, 2023	1,072	1,596	13	403	70	79	3,233
At August 31, 2024	1,067	1,470	13	390	130	208	3,278

7.	Investment in Associate

On July 13, 2023, pursuant to the Option Agreement signed with NevGold on the Almaden Project, the Company received 4,109,589 common shares of NevGold (Note 5), increasing its ownership in NevGold from 17.6% to 22.0%. As a result of the increase in ownership in NevGold above 20%, the Company concluded that it exercises significant influence over NevGold. The Company's $6,335 investment measured at fair value through other comprehensive income ("FVTOCI") through to July 13, 2023, was derecognized and reclassified to investment in associate (Note 8). After July 13, 2023, the Company's investment in NevGold is being recorded using the equity method.

During the nine months ended August 31, 2024, the Company acquired 10,000,000 common shares of NevGold (Note 5). As of August 31, 2024, the Company held 26,670,250 shares of NevGold, representing a 28.3% ownership interest, with a fair value of approximately $7.7 million.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movement in investment in associate during the nine months ended August 31, 2024, and the year ended November 30, 2023:

Balance at November 30, 2022	$-
Investment in NevGold - July 13, 2023	6,335
Share of loss in NevGold	(147)
Share of OCI in NevGold	78
Gain on dilution of ownership interest in NevGold	31
Balance at November 30, 2023	$6,297
Investment in NevGold - January 18, 2024	3,200
Share of loss in NevGold	(807)
Share of OCI in NevGold	(12)
Gain on dilution of ownership interest in NevGold	309
Balance at August 31, 2024	$8,987

The equity accounting for NevGold is based on its published results to June 30, 2024, and an estimate of results for the period of July 1, 2024 to August 31, 2024. The following is a summary of the Condensed Consolidated Interim Statements of Financial Position of NevGold at June 30, 2024 on a 100% basis was: current assets of $671, non-current assets of $25,256, total assets of $25,926, current liabilities of $1,133, non-current liabilities of $449 and net assets of $24,345. The following is a summary of the Condensed Consolidated Interim Statement of loss and comprehensive loss of NevGold for the six months ended June 30, 2024 on a 100% basis: operating loss of $1,110, accretion of $8, business development of $326, consulting fees and salaries of $4, depreciation of $34, occupancy, administrative, and general expenses of $91, transfer agent and listing fees of $38, professional fees of $18, interest income of $5, net loss attributable to non-controlling interest of $170, net loss of $1,104, and comprehensive loss of $660.

The Company's equity share of NevGold's estimated net loss for the three months ended August 31, 2024 was $83 (three months ended August 31, 2023 - $66) or $95, including a $12 loss on dilution of ownership interest in NevGold.

The Company's equity share of NevGold's estimated net loss for the nine months ended August 31, 2024 was $807 (nine months ended August 31, 2023 - $66) or $498, net of a $309 gain on dilution of ownership interest in NevGold.

8.	Long-term Investments

As at August 31, 2024, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC"), measured at FVTOCI. Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Investment in Gold Royalty Corp.

During the nine months ended August 31, 2024, the Company acquired 100,000 GRC common shares for $190 including transaction costs, through open market purchases over the facilities of the NYSE.

NevGold Corp.

During the year ended November 30, 2023, the Company's investment in NevGold common shares was reclassified from long-term investments to investment in associate (Note 7).

The following tables outline the movement of the Company's long-term investments in GRC and NevGold during the nine months ended August 31, 2024 and the year ended November 30, 2023:

			As at November 30,					As at August 31,
			2023					2024
	Number of warrants(1)	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Reclassification to Short-term Investments ($)	Fair Value ($)
Investment in GRC	-	21,533,125	45,052	190	(7,183)	-	-	38,059
Investment in NevGold - warrants(2)	1,488,100	-	28	-	-	-	(28)	-
			45,080	190	(7,183)	-	(28)	38,059

			As at November 30,					As at November 30,
			2022					2023
	Number of warrants(4)	Number of shares(4)	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Unrealized Gains (Losses) (FVTPL) ($)	Derecognition of investment measured at FVTOCI ($)	Fair Value ($)
Investment in GRC	-	21,433,125	75,557	654	(31,159)	-	-	45,052
Investment in NevGold - shares(3)	-	16,670,250	2,282	3,737	316		(6,335)	-
Investment in NevGold - warrants	1,488,100	-	-	208	-	(180)	-	28
			77,839	4,599	(30,843)	(180)	(6,335)	45,080

(1) As of August 31, 2024.

(2) Amounts were reclassified to short-term investments during the nine months ended August 31, 2024, as the warrants have an expiry date of December 5, 2024.

(3) During the year ended November 30, 2023, the Company's investment in NevGold, which was initially measured at FVTOCI, was derecognized and reclassified to investment in associate (Note 7).

(4) As of November 30, 2023.

9.	Share Capital

9.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 30, 2022, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "2022 ATM Program"). The 2022 ATM Program replaced the previous ATM program which expired on January 1, 2023 in accordance with its terms. Pursuant to the 2022 ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2022 ATM Program were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated December 30, 2022 (the "2022 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the 2022 ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2022 ATM Program reached the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

On November 24, 2023, the Company entered into a new ATM Program (the "2023 ATM Program") which replaced the 2022 ATM program which expired on November 27, 2023 in accordance with its terms. Pursuant to the 2023 ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2023 ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated November 24, 2023 (the "2023 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the 2023 ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2023 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024.

During the nine months ended August 31, 2024, the Company issued 7,162,918 common shares under the 2023 ATM Program for gross proceeds of $8,330, with aggregate commissions paid to agents of $208.

9.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2022	35	8,354	3,541	11,930
Options exercised	-	(274)	-	(274)
Restricted share rights vested	(300)	-	-	(300)
Share-based compensation	318	1,677	-	1,995
Balance at August 31, 2023	53	9,757	3,541	13,351
Options exercised	-	(531)	-	(531)
Restricted share rights vested	(116)	-	-	(116)
Share-based compensation	63	726	-	789
Balance at November 30, 2023	-	9,952	3,541	13,493
Options exercised	-	(806)	-	(806)
Restricted share rights vested	(361)	-	-	(361)
Share-based compensation	434	1,562	-	1,996
Balance at August 31, 2024	73	10,708	3,541	14,322

9.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2022	14,003,075	1.61
Granted	125,000	1.38
Exercised(1)	(657,000)	1.26
Cancelled/Forfeited	(17,500)	1.83
Expired	(293,380)	1.61
Balance at August 31, 2023	13,160,195	1.63
Granted	3,575,000	1.09
Exercised	(1,720,000)	0.80
Expired	(70,000)	0.78
Balance at November 30, 2023	14,945,195	1.60
Granted	323,234	1.21
Exercised(2)	(1,811,750)	1.05
Expired	(147,500)	1.02
Balance at August 31, 2024	13,309,179	1.67

(1) During the three and nine months ended August 31, 2023, the Company issued 77,500 and 651,493 common shares, respectively, at weighted average trading prices of $1.27 and $1.48 respectively. The common shares were issued pursuant to the exercise of 657,000 share options, of which 1,993 common shares were issued pursuant to the exercise of 7,500 share options on a net exercise basis.

(2) During the three and nine months ended August 31, 2024, the Company issued 222,088 and 229,588 common shares, respectively, at weighted average trading prices of $1.19 and $1.19 respectively. The common shares were issued pursuant to the exercise of 1,811,750 share options, of which 200,588 common shares were issued pursuant to the exercise of 1,782,750 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended August 31, 2024	Nine months ended August, 2023
Risk-free interest rate	3.61%	3.98%
Expected life (years)	2.88	2.83
Expected volatility	49.80%	55.97%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	1.34%	0.13%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of August 31, 2024, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$1.05	-	$1.09	3,750,250	1.09	3.99	1,962,750	1.09	3.83
$1.10	-	$1.59	703,234	1.30	3.53	514,559	1.33	3.26
$1.60	-	$1.82	4,083,000	1.60	3.23	4,083,000	1.60	3.23
$1.83	-	$2.00	2,657,695	1.83	2.20	2,657,695	1.83	2.20
$2.01	-	$3.38	2,115,000	2.77	1.26	2,115,000	2.77	1.26
			13,309,179	1.67	2.94	11,333,004	1.77	2.73

The fair value of the Options recognized as share-based compensation expense during the three and nine months ended August 31, 2024, was $170 and $1,562, respectively, (three and nine months ended August 31, 2023: $290 and $1,667, respectively), using the Black-Scholes option pricing model.

9.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company, eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of common shares from treasury.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2022	229,426	1.61
Vested	(185,676)	1.62
Balance at August 31, 2023	43,750	1.60
Granted	403,700	1.23
Vested	(80,920)	1.43
Balance as at November 30, 2023	366,530	1.23
Granted	6,098	1.23
Vested	(293,679)	1.23
Balance at August 31, 2024	78,949	1.23

The fair value of the RSRs recognized as share-based compensation expense during the three and nine months ended August 31, 2024 was $57 and $434 (three and nine months ended August 31, 2023: $39 and $326).

10.	Non-Controlling Interests

10.1	U.S. GoldMining equity transactions

As at August 31, 2024, GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 79.7% of U.S. GoldMining's outstanding common shares and 122,490 U.S. GoldMining Warrants and has common management and a common director of GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive loss, with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to Non-Controlling Interests ("NCI"). The NCI in U.S. GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. The NCI in these consolidated financial statements of $1,890 as at August 31, 2024 solely relates to U.S. GoldMining.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

August 31,
2024
($)
Assets
Cash and cash equivalents	7,372
Restricted cash	119
Prepaid expenses and deposits	1,318
Other receivables	118
Other assets	57
Land, property and equipment	1,574
Exploration and evaluation assets	93
10,651

Liabilities
Accounts payable and accrued liabilities	299
Withholdings taxes payable	244
Rehabilitation provisions	438
Lease liability	168
Due to related parties	2
1,151

Refer to segmented information Note 13 for the breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the nine months ended August 31, 2024:

For the nine months ended
August 31,
2024
($)
Cash used in operating activities	(7,795)
Cash used in investing activities	(235)
Cash used in financing activities	(30)

Effect of exchange rate changes on cash	(28)

Net decrease in cash and cash equivalents and restricted cash	(8,088)
Cash and cash equivalents and restricted cash
Beginning of period	15,579
End of period	7,491

U.S. GoldMining At-the-Market Equity Program

On May 15, 2024, U.S. GoldMining entered into an At-the-Market Offering Agreement with a syndicate of agents for an ATM facility (the "U.S. GoldMining ATM Program"). Pursuant to the U.S. GoldMining ATM Program, U.S. GoldMining may sell up to US$5.5 million of U.S. GoldMining Shares from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share sold under the U.S. GoldMining ATM Program will be payable to the agents in connection with any such sales.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The securities that may be offered under the U.S. GoldMining ATM Program have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws.

During the nine months ended August 31, 2024, no common shares were sold by U.S. GoldMining under the U.S. GoldMining ATM Program.

10.2	U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of U.S. GoldMining or its subsidiaries to remain in the service of U.S. GoldMining or its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards. The aggregate number of common shares issuable under the 2023 Incentive Plan in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines the movements in U.S. GoldMining's stock options:

	Number of Options		Weighted Average Exercise Price (US$)
Balance at November 30, 2022	-		-
Granted	82,500		10.00
Balance at August 31, 2023 and November 30, 2023	82,500		10.00
Granted	106,050		10.00
Balance at August 31, 2024	188,550	(1)	10.00

(1) As at August 31, 2024, outstanding U.S. GoldMining stock options have a weighted average remaining contractual life of 4.12 years.

The fair value of U.S. GoldMining stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended August 31, 2024	Nine months ended August 31, 2023
Risk-free interest rate	4.45%	3.47%
Expected life (years)	3.00	3.00
Expected volatility(1)	54.94%	61.34%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%

(1) As there is limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the share options.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the three and nine months ended August 31, 2024, U.S. GoldMining recognized share-based compensation expense of $57 and $220 (three and nine months ended August 31, 2023: $106 and $255) for share options granted by U.S. GoldMining.

10.3	U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining adopted an equity incentive plan (the "Legacy Incentive Plan"). The Legacy Incentive Plan provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of U.S. GoldMining or its subsidiaries to remain in the service of U.S. GoldMining or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards is 1,000,000 shares of common stock in U.S. GoldMining.

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock under the Legacy Incentive Plan to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. During the year ended November 30, 2023, performance conditions were met for 285,750 Restricted Shares which were released. As at August 31, 2024, 349,250 Restricted Shares remain outstanding, subject to certain performance conditions.

During the three and nine months ended August 31, 2024, U.S. GoldMining recognized share-based compensation expense of $5 and $17 (three and nine months ended August 31, 2023: $7 and $59), related to U.S. GoldMining's Restricted Shares.

10.4	U.S. GoldMining Warrants

The following outlines the movements in U.S. GoldMining's common stock purchase warrants:

	Number of Warrants		Weighted Average Exercise Price (US$)
Balance at November 30, 2022	-		-
Common stock purchase warrants issued at the IPO	2,000,000		13.00
Exercised	(258,708)		13.00
Balance at August 31, 2023, November 30, 2023 and August 31, 2024	1,741,292	(1)	13.00

(1)As at August 31, 2024, outstanding U.S. GoldMining common stock purchase warrants have a weighted average remaining contractual life of 1.65 years.

11.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

11.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at August 31,	As at November 30,
	2024	2023
	($)	($)
Assets
United States Dollar	45,704	60,652
Brazilian Real	35	30
Colombian Peso	237	546
Total	45,976	61,228

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $145.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at August 31, 2024 would have an impact, net of tax, of approximately $3,292 on other comprehensive loss for the nine months ended August 31, 2024. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at August 31, 2024 would have an impact of $750 on net loss for the nine months ended August 31, 2024.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

11.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial institutions.

11.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at August 31, 2024, the Company has working capital (current assets less current liabilities) of $10,728.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents and restricted cash of $7,491 and other assets of $3,160 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 10.1).

The Company has current cash and cash equivalent balances, access to its 2023 ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 9.88 million shares and 0.12 million warrants of NASDAQ listed U.S. GoldMining (closing share and warrant trading prices as of August 31, 2024 of US$5.29 and US$0.70, respectively, with a fair value of $70.6 million (US$52.3 million)), 21.53 million shares of NYSE listed Gold Royalty Corp. (closing share price as of August 31, 2024 of US$1.31 reflects a fair value of $38.1 million (US$28.2 million)) and 26.67 million shares of NevGold (fair value of $7.7 million). GoldMining believes that its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC and NevGold shares and access to its 2023 ATM Program will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

11.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at August 31, 2024, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $3,292 on other comprehensive loss for the nine months ended August 31, 2024.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

12.	Related Party Transactions

12.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three and nine months ended August 31, 2024, the Company incurred $89 and $379 (three and nine months ended August 31, 2023: $138 and $187) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen. As at August 31, 2024, prepaid expenses includes $nil (November 30, 2023: $230) in service fees paid to Blender Media.

Related party transactions are based on the amounts agreed to by the parties. During the nine months ended August 31, 2024, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

12.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and nine months ended August 31, 2024:

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2024	2023	2024	2023
	($)	($)	($)	($)
Management fees	48	48	143	143
Director and officer fees	118	114	357	322
Share-based compensation	144	231	1,168	1,254
Total	310	393	1,668	1,719

As at August 31, 2024, $25 was payable to key management personnel for services provided to the Company (November 30, 2023: $239). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

13.	Segmented Information

The Company conducts its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. As the Company's comparatives disclose it conducted its business as a single operating segment, the comparatives have changed to reflect the Company's two operating segments. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at August 31,	As at November 30,
	2024	2023
	($)	($)
Canada	55,155	59,488
Colombia	30,271	30,139
Brazil	12,318	13,977
Peru	7,196	7,135
United States	2,490	2,412
Total	107,430	113,151

	Total operating loss		Total operating loss
	For the three months ended		For the nine months ended
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
	($)	($)	($)	($)
Canada	2,152	2,108	9,787	7,493
United States	4,815	1,735	3,712	4,839
Brazil	536	375	1,456	861
Colombia	341	341	1,059	1,071
Peru	281	186	320	214
Total	8,125	4,745	16,334	14,478

The Company's total assets, total liabilities, operating loss and net loss for its two operating segments U.S GoldMining and others are detailed below:

	Total assets		Total liabilities
	As at August 31,	As at November 30,	As at August 31,	As at November 30,
	2024	2023	2024	2023
	($)	($)	($)	($)
U.S. GoldMining(1)	11,640	18,862	1,151	1,272
Others(2)	109,881	118,016	3,717	3,193
Total	121,521	136,878	4,868	4,465

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended August 31, 2024			For the three months ended August 31, 2023
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Expenses
Consulting fees	3	46	49	4	83	87
Depreciation	61	23	84	13	38	51
Directors' fees, salaries and benefits	116	422	538	79	396	475
Exploration expenses	4,273	873	5,146	1,982	647	2,629
General and administrative	253	1,163	1,416	1,149	1,055	2,204
Professional fees	351	156	507	99	178	277
Share-based compensation	62	227	289	169	329	498
Share of loss on investment in associate	-	95	95	-	66	66
Share of loss on investment in joint venture	-	1	1	-	20	20
Recovery on the receipt of mineral property option payments	-	-	-	-	(1,562)	(1,562)
	5,119	3,006	8,125	3,495	1,250	4,745
Operating loss	(5,119)	(3,006)	(8,125)	(3,495)	(1,250)	(4,745)

Other items
Dividend income	-	-	-	-	282	282
Loss on recognition of investment in associate	-	-	-	-	(892)	(892)
Loss on modification of margin loan	-	-	-	-	(163)	(163)
Interest income	136	22	158	263	25	288
Other loss	(6)	(55)	(61)	(4)	(74)	(78)
Financing costs	(4)	(5)	(9)	-	(306)	(306)
Impairment of exploration and evaluation assets	-	-	-	-	(1,809)	(1,809)
Net foreign exchange gain (loss)	(1)	(45)	(46)	(6)	83	77
Net loss for the year before taxes	(4,994)	(3,089)	(8,083)	(3,242)	(4,104)	(7,346)
Current income tax expense	(2)	(46)	(48)	-	-	-
Deferred income tax expense	-	(1,349)	(1,349)	-	(2,278)	(2,278)
Net loss for the period	(4,996)	(4,484)	(9,480)	(3,242)	(6,382)	(9,624)

	For the nine months ended August 31, 2024			For the nine months ended August 31, 2023
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Expenses
Consulting fees	9	317	326	17	200	217
Depreciation	157	89	246	19	115	134
Directors' fees, salaries and benefits	344	1,247	1,591	244	1,177	1,421
Exploration expenses	5,271	1,807	7,078	2,433	1,495	3,928
General and administrative	1,060	4,960	6,020	2,507	3,433	5,940
Professional fees	706	767	1,473	2,172	861	3,033
Share-based compensation	237	1,996	2,233	400	2,002	2,402
Share of loss on investment in associate	-	498	498	-	66	66
Share of loss on investment in joint venture	-	69	69	-	33	33
Recovery on the receipt of mineral property option payments	-	(3,200)	(3,200)	-	(2,696)	(2,696)
	7,784	8,550	16,334	7,792	6,686	14,478
Operating loss	(7,784)	(8,550)	(16,334)	(7,792)	(6,686)	(14,478)

Other items
Dividend income	-	-	-	-	856	856
Loss on recognition of investment in associate	-	-	-	-	(892)	(892)
Loss on modification of margin loan	-	-	-	-	(422)	(422)
Interest income	519	77	596	354	123	477
Other loss	(14)	(16)	(30)	(11)	(154)	(165)
Financing costs	(14)	(13)	(27)	-	(1,264)	(1,264)
Impairment of exploration and evaluation assets	-	-	-	-	(1,809)	(1,809)
Net foreign exchange gain (loss)	(2)	(33)	(35)	1	82	83
Net loss for the year before taxes	(7,295)	(8,535)	(15,830)	(7,448)	(10,166)	(17,614)
Current income tax expense	(5)	(1,824)	(1,829)	-	(15)	(15)
Deferred income tax expense	-	(292)	(292)	-	(5,181)	(5,181)
Net loss for the period	(7,300)	(10,651)	(17,951)	(7,448)	(15,362)	(22,810)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries but not including U.S. GoldMining Inc. and US GoldMining Canada.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

14.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holding in BVG drops below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. This was subsequently amended, and under the most recent amended terms, GT paid R$220,000 ($61) in December 2023 to maintain the option to acquire 100% of the Boa Vista Project mineral rights. The due date to pay the remaining balance of R$3,000,000 ($820) (the "Final Payment") was June 30, 2024. GT can extend the option to make the Final Payment for an additional year on an annual basis by paying a fixed rate of 7% of the remaining balance on or before June 30 of each year. In June 2024, GT extended the option to make the Final Payment to June 30, 2025 by making a payment of R$210,000 ($52).

In addition, GT must make a bonus payment of US$1,500,000 if GT defines NI 43-101 compliant proven and probable gold reserves in excess of three million gold ounces, with the payment payable within 30 days of the commencement of mine production in accordance with its terms.

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into one single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024 and September 13, 2024, the Company can acquire surface rights over a portion of the La Garrucha concession by making a final payment of  US$100,000 on or before October 15, 2025.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at August 31, 2024 and 2023 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Whistler Project

In May 2024, U.S. GoldMining entered into an agreement with a technical consultant for the management of an exploration program for the Whistler Project. The agreement included an approved work order totaling $4.8 million (US$3.5 million), with the Company holding the option for approval of additional expenditures up to $2.7 million (US$2.0 million), for the period of January 1, 2024, to December 31, 2024. The work order may be paused, postponed or terminated by either party with 30 days written notice. As at August 31, 2024, U.S. GoldMining has paid the technical consultant $5.8 million (US$4.3 million) towards the approved work order.

In addition to the aforementioned agreements, as of August 31, 2024, the Company is currently renting or leasing various offices and storage spaces located in Canada, Brazil, Colombia and Peru.

Future rental payments for these commitments are as follows:

	Amount ($)
Due within 1 year	236
1 – 3 years	191
3 – 5 years	104
More than 5 years	-
Total	531	(1)

(1) Includes $9 related to low value assets, $131 related to short-term leases and $391 related to non-lease components of operating leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.

15.	Subsequent Events

Subsequent to August 31, 2024, the Company had sales of 1,070,402 ATM Shares under the 2023 ATM Program for gross proceeds of approximately $1.4 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.04 million.